UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 000-29928

PACIFIC NORTH WEST CAPITAL CORP.
(Translation of registrant’s name into English)

2303 West 41 Avenue
Vancouver, British Columbia  V6M 2A3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]   Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [  ]   No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Exhibit List

99.1	News Release dated October 13, 2011, announcing assay results for five more drill holes in the 2011 Phase IB Exploration program on its 100% owned River Valley PGM-Gold Property, near Sudbury, Ontario.

99.2	Material Change Report dated October 13, 2011, with respect to assay results for five more drill holes in the 2011 Phase IB Exploration program on its 100% owned River Valley PGM-Gold Property, near Sudbury, Ontario.

99.3	News Release dated October 13, 2011, announcing a non-brokered private placement consisting of up to 2,500,000 units of non-flow-through units (“NFT Units”) at a purchase price of $0.20 per unit and up to 10,000,000 flow-through (“FT Units”) at a purchase price $0.22 per FT Unit.

99.4	Material Change Report dated October 13, 2011, with respect to a non-brokered private placement consisting of up to 2,500,000 units of non-flow-through units (“NFT Units”) at a purchase price of $0.20 per unit and up to 10,000,000 flow-through (“FT Units”) at a purchase price $0.22 per FT Unit.

99.5	Interim Financial Statements for the first quarter ended July 31, 2011.

99.6	Management’s Discussion and Analysis of the interim financial statements for the first quarter ended July 31, 2011.

99.7	Form 52-109F2 Certification of interim filings - CEO – full certificate, for the first quarter ended July 31, 2011.

99.8	Form 52-109F2 Certification of interim filings - CFO – full certificate, for the first quarter ended July 31, 2011.

99.9	News Release dated October 27, 2011, announcing that the Company announced assay results for four more drill holes in the 2011 Phase IB Exploration program on its 100% owned River Valley PGM-Gold Property, 70 km from Sudbury, Ontario.

99.10	Material Change Report dated October 27, 2011, with respect to assay results for four more drill holes in the 2011 Phase IB Exploration program on its 100% owned River Valley PGM-Gold Property, 70 km from Sudbury, Ontario.

99.11	News Release dated October 27, 2011, announcing the Company has completed the first tranche of its non brokered private placement and has issued an aggregate of 8,075,452 Flow-Through Units (“FT Units”) at $0.22 per FT Unit for gross proceeds of $1,776,600.00.

99.12	Material Change Report dated October 27, 2011, with respect to the Company completing the first tranche of its non brokered private placement and has issued an aggregate of 8,075,452 Flow-Through Units (“FT Units”) at $0.22 per FT Unit for gross proceeds of $1,776,600.00.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.
Registrant

/s/ Coreena Hansen
Coreena Hansen (Corporate Secretary)

November 1, 2011
Date